News Release
NYSE-AMEX, TSX Symbol: NG

NovaGold Conference Call Rescheduled

February 12, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced it is rescheduling its year-end conference call.

NovaGold will host a conference call and webcast
Thursday, February 18 at 1 pm PST (4 pm EST)
Toll-free 1-866-223-7781 or webcast at www.novagold.net

The conference call will be available for instant replay for a week’s time and will be available on the Company website at www.novagold.net.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska, and a 100% in the Ambler project in Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227